EXHIBIT 99.1

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BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

PROPOSED FORMATION OF JOINT VENTURE WITH BMW

The Board announces that the Company has today received the formal approval from the Chinese Government for the feasibility study for the establishment of a joint venture between BMW and an indirect subsidiary of the Company in the PRC. It is currently expected that the contract for the Joint Venture will be finalized and signed by the parties by the end of March or in early April. Further announcement in relation to the formation of the Joint Venture will be made by the Company as and when required.

The board (the “Board”) of directors (the “Directors”) of Brilliance China Automotive Holdings Limited (the “Company”, together with its subsidiaries, the “Group”) announces that the Company has today received the formal approval from the Chinese Government for the feasibility study for the establishment of a joint venture between BMW and an indirect subsidiary of the Company in the People’s Republic of China (“PRC”) (the “Joint Venture”).

It is currently expected that the contract for the Joint Venture, containing terms of the Joint Venture, will be finalized and signed by the parties by the end of March or in early April and the Joint Venture will commence production of BMW- designed sedans in the second half of this year. Further announcement in relation to the formation of the Joint Venture will be made by the Company as and when required.

The Directors are of the view that the establishment of the Joint Venture represents an important strategic move by the Group to strengthen its position as one of the important players in the sedan industry in China and also enables the Group to successfully capture the business opportunities in the fast growing automobile industry in China.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman

Hong Kong SAR, 14 March 2003